UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    SCHEDULE 13G
                      Under the Securities Exchange Act of 1934
                                   (Amendment No.5)*


   		              Bed Bath & Beyond Inc.
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                                 (Name of Issuer)


                                  Common Stock
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                        (Title of Class of Securities)

                                   075896100
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                                 (CUSIP Number)


                               December 31, 2011
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)

                                [_] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No.   075896100                 13G
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 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

      Davis Selected Advisers, L.P.		85-0360310

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 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
	n/a
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 3.   SEC Use Only


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 4.   Citizenship or Place of Organization

      Colorado Limited Partnership

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                     5.   Sole Voting Power

     Number of                 21,733,162 shares

      Shares        ----------------------------------------------------------
                     6.   Shared or No Voting Power
   Beneficially				0 (Shared)
			        1,594,487 (No Vote)
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  23,327,649 shares

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               0

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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          23,327,649 shares

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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                   [_]
	n/a
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11.   Percent of Class Represented by Amount in Row (9)

      9.67%

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12.   Type of Reporting Person

      IA
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-----------------------
  CUSIP No.   075896100
-----------------------

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 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

      Davis New York Venture Fund		13-2601967

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 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC Use Only


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 4.   Citizenship or Place of Organization

      Maryland Corporation

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                     5.   Sole Voting Power

     Number of                         0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                                12,420,143 shares
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                          0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                                 12,420,143 shares

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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          12,420,143 shares

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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                   [_]
	n/a
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      5.15%
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12.   Type of Reporting Person

      IV
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Item 1(a). Name of Issuer:
           Bed Bath & Beyond Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           650 LIBERTY AVENUE
	   UNION, NJ 07083

Item 2(a). and (b). Names and Principal Business Addresses of Persons Filing:

	(1) Davis Selected Advisers, L.P.
	    2949 East Elvira Road, Suite 101
            Tucson, Arizona 85756

	(2) Davis New York Venture Fund
	    c/o Davis Selected Advisers, L.P.
	    2949 East Elvira Road, Suite 101
            Tucson, Arizona 85756

Item 2(c). Citizenship:

           Davis Selected Advisers, L.P. - Colorado Limited Partnership

	   Davis New York Venture Fund - Maryland Corporation

Item 2(d). Title of Class of Securities:
           Common Stock

Item 2(e). CUSIP Number:
           075896100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :


(d) Investment Company registered under Sec. 8 of the Investment
    Company Act - Davis New York Venture Fund a series of Davis
    New York Venture Fund, Inc.

(e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Davis Selected Advisers, L.P. as a registered investment adviser.
    All of the securities covered by this report are owned legally by Davis Selected Advisers investment advisory clients and none are owned directly or indirectly by Davis Selected Advisers.
    As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Davis Selected Advisers, L.P. is the beneficial owner of any of the securities covered by this statement.


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Item 4. Ownership.

(a). Amount beneficially owned:
     23,327,649 shares

(b). Percent of Class:
     9.67%

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote:
     21,733,162 shares

(ii). Shared or no power to vote or to direct the vote:
      No Power to Vote - 1,594,487 shares

(iii). Sole power to dispose or to direct the disposition of:
       23,327,649 shares

(iv). Shared power to dispose or to direct the disposition of:
      0 shares

Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Not Applicable

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8. Identification and Classification of Members of the Group.
Not Applicable

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURE


			Davis Selected Advisers, L.P.

	BY		/s/ Sharra Haynes

	PRINT		Sharra Haynes
			Chief Compliance Officer/Vice President


	DATE		February 14, 2012

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 14, 2012.


			Davis Selected Advisers, L.P.

	BY		/s/ Sharra Haynes

	PRINT		Sharra Haynes
			Chief Compliance Officer/Vice President


	DATE		February 14, 2012


			Davis New York Venture Fund

	BY		/s/ Thomas Tays

	PRINT		Thomas Tays
			Vice President


	DATE		February 14, 2012